Filed by Comcast Corporation Pursuant to
                                        Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                        14a-12 under the Securities Exchange Act of 1934

                                        Subject Company: AT&T Corp.
                                        Commission File No. 1-1105

                                        Date: July 9, 2001



     The following press release was issued by Comcast Corporation:


COMCAST                                                            PRESS RELEASE

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                             COMCAST MAKES PROPOSAL
                          TO MERGE WITH AT&T BROADBAND

                  Offers $58 Billion for Core Broadband Assets
                 Plus Additional Value for Non-Core Investments

             Strategic Combination Would Create World's Preeminent
                 Provider of Broadband Communications Services

PHILADELPHIA - July 8, 2001 - Comcast Corporation (Nasdaq: CMCSA, CMCSK) today announced that it has made a proposal to AT&T (NYSE: T) to merge with AT&T's broadband business in a tax-free transaction. The combination would create the largest broadband communications provider in the world with approximately 22 million subscribers and leading positions in eight of the nation's 10 largest markets.

Terms of the proposed transaction:

         o Comcast would issue 1.0525 billion shares of Comcast stock with a value of $44.5 billion based on Friday's closing price and would assume $13.5 billion in debt for AT&T's core broadband business, which is composed of AT&T's 13.5 million cable subscribers and its joint venture interests.

         o Comcast is also prepared to acquire AT&T's interests in Time Warner Entertainment, Cablevision, and Rainbow Media by assuming more debt and issuing more equity to reflect their value.
         o AT&T shareholders would own a majority of the economic and voting interests of the combined company.
         o Comcast's offer delivers a multiple of 30x both 2000 EBITDA and annualized first quarter 2001 EBITDA, which in either case far exceeds the trading multiple of any publicly traded broadband company.
         o AT&T shareholders would receive a very substantial premium over published reports of the estimated value of AT&T's broadband business. Comcast's offer represents a value of over $4,000 per subscriber.
         o AT&T shareholders would receive Comcast shares valued at $12.60 per AT&T share based on Friday's closing price (75% of AT&T's current per share market value), while retaining complete ownership of AT&T's historical communications business that according to published reports has a value approaching $70 billion on a standalone basis. This combined value is dramatically higher than AT&T's current market value per share of $16.80 (after taking into account the AWE distribution).

Comcast expects to generate combination benefits of at least $1.25 billion annually upon the full integration of Comcast and AT&T Broadband, with a potential to increase these benefits to between $2.6 billion and $2.8 billion annually as the companies work together to improve AT&T Broadband's margins. As a result of these combination benefits, merging Comcast and AT&T Broadband would be value accretive to both groups of shareholders.

"This is an extremely compelling combination for AT&T and Comcast shareholders, customers and employees," said Mr. Ralph J. Roberts, Chairman of Comcast. "AT&T's board of directors has the opportunity not only to deliver a considerable premium to its shareholders, but also to create both tremendous growth and significant value for the long-term. In my judgment, the new company would be ideally positioned to chart the course for the future of broadband."

"Over the last several months, we held discussions with AT&T Broadband regarding this combination," said Mr. Brian L. Roberts, President of Comcast. "It's unfortunate that we were unable to continue our dialogue. At this point, however, we believe that AT&T's board of directors should consider our proposal before a proxy statement relating to its broadband tracking stock proposal is sent to AT&T shareholders later this month.

"Our proposal represents a dramatic acceleration of AT&T's plan to separate its broadband business," said Mr. Roberts. "This combination would unlock the value of AT&T's broadband assets while avoiding the market risks, costs and uncertainties related to AT&T's planned broadband IPO. Significantly, under our proposal, AT&T shareholders will be majority owners in the largest broadband company in the world. And given our track record, I'm confident that they will welcome our stock as currency."


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


Since its IPO in 1972, Comcast's stock has grown at a compound annual growth rate of 24% compared to 12% for the S&P 500. Since 1998, Comcast's stock price has appreciated nearly 168% compared to an approximately 23% increase for the S&P 500. When measured in periods of one, three, five, seven and ten years, Comcast's Class A Special shares have outperformed the cable composite index, the S&P 500 and the Nasdaq.

Morgan Stanley, JP Morgan, Merrill Lynch and Quadrangle Group are financial advisors to Comcast. Davis Polk & Wardwell is legal advisor to Comcast.

The full text of the letter submitted to the Board of Directors of AT&T is attached.

                                      ***



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


July 8, 2001

Mr. C. Michael Armstrong
Chairman and CEO
AT&T Corp.
32 Avenue of the Americas
New York, NY 10013


Dear Mike:

Over many months of discussions we have shared a vision that AT&T Broadband and Comcast should be combined to create the world's leader in broadband communications. We believed those discussions were progressing towards a tax-free transaction that would dramatically accelerate your own plan to separate the broadband company. It is unfortunate that we were not able to agree on a basis for continuing our dialogue. Accordingly, we submit this offer to you for consideration by your Board before a proxy statement relating to your broadband tracking stock proposal is sent to your shareholders later this month.

Under our proposal Comcast would issue 1.0525 billion shares with a value of $44.5 billion based on Friday's closing price and assume $13.5 billion in debt for your core broadband business, which is composed of your 13.5 million cable subscribers as well as your joint venture interests. In addition, we are prepared to acquire your interests in TWE, Cablevision and Rainbow by assuming more debt and issuing more equity to reflect their values. Under our proposal your shareholders would own a majority of the economic and voting interests of the combined company in a transaction that would be tax-free to AT&T and all shareholders.

Our proposal values your core broadband business at $58 billion, which represents 30x both 2000 EBITDA and annualized first quarter 2001 EBITDA. AT&T shareholders would receive Comcast shares valued at $12.60 per AT&T share based on Friday's closing price, while retaining complete ownership of AT&T's historical communications business that according to published reports has a value approaching $70 billion on a standalone basis. This combined value is dramatically higher than your current market value per share of $16.80 after giving effect to the spin-off of AT&T Wireless.

Your shareholders would receive significantly more value through a combination with Comcast than through your planned restructuring. Not only does our proposal avoid the market risks, costs and uncertainties inherent in the planned broadband IPO, it values your business at a significant premium to your potential public market valuation. At 30x AT&T Broadband's annualized first quarter 2001 EBITDA, our offer far exceeds the trading multiple of any publicly traded broadband company. Put another way, our proposal delivers a very substantial premium over published reports of the estimated value of your broadband business.


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


After combining our broadband businesses, your shareholders will retain a majority of the future appreciation resulting from substantial combination benefits. Upon full integration of our broadband businesses, we expect the combination benefits will amount to at least $1.25 billion annually. This benefit could eventually increase to between $2.6 and $2.8 billion annually as we work together to raise the level of your margins. None of these figures take account of any new content, internet or other value creating opportunities. As a result of these combination benefits, merging our broadband companies will clearly be value accretive to both groups of shareholders.

Given the strength of Comcast's balance sheet we are confident that the new company would have an investment grade debt rating, a view which is shared by our financial advisors, Morgan Stanley, JP Morgan and Merrill Lynch.

We understand that there were concerns within AT&T about Comcast's voting structure. As you know, multi-class structures are common in our industry and have not affected stock trading values. Our Class A Special shares have outperformed the cable composite index, the S&P 500 and the Nasdaq in each of the last one, three, five, seven and ten year periods. We are confident that your shareholders would welcome our currency. In fact, 38 of your 50 largest institutional shareholders also have significant investments in Comcast.

Our proposal is subject to the negotiation of a definitive merger agreement. We are prepared to deliver a draft merger agreement as soon as you wish. We are confident that the combination does not present any significant regulatory issues.

In light of the significance of this proposal to both your shareholders and ours, we are publicly releasing the text of this letter.

We hope that you will work with us to make this vision a reality.

Respectfully submitted,


Ralph J. Roberts                                     Brian L. Roberts
Chairman of the Board                                President


                                ***************

Financial Community Meeting
---------------------------
Comcast Corporation will host a meeting with the financial community on July 9, 2001 at 10:00 a.m. Eastern Daylight Time in New York. The meeting is being held in the ballroom (20th floor) of the St. Regis Hotel, which is on 55th Street between Madison and Fifth Avenues. The meeting will be broadcast live via the Internet at www.cmcsk.com.


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


In addition, the meeting will be available via teleconference by dialing 888-754-3420 (international: 212-346-7476). A telephone replay will be available beginning an hour following the meeting until July 16, 2001 at midnight Eastern Daylight Time. To access the rebroadcast, please dial 800-633-8284 (international callers: 858-812-6440) and enter code 19308891. An audio recording of the meeting will also be available on Comcast's website (www.cmcsk.com) starting at 5:00 p.m. Eastern Daylight Time on July 9 and ending at midnight Eastern Daylight Time on July 16, 2001.

Press Conference Call
---------------------
Comcast Corporation will also host a press conference call on July 9, 2001 at 11:30 a.m. Eastern Daylight Time in New York. To participate in the teleconference dial 888-732-8129 (international: 212-346-0261). A telephone replay will be available beginning an hour following the call until July 16, 2001 at midnight Eastern Daylight Time. To access the rebroadcast, please dial 800-633-8284 (international callers: 858-812-6440) and enter code 19309191.

In addition, the teleconference will also be broadcast live via the Internet at www.cmcsk.com. An audio recording of the call will be available on Comcast's website (www.cmcsk.com) starting at 5:00 p.m. Eastern Daylight Time on July 9 ending at midnight Eastern Daylight Time on July 16, 2001.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire


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


programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission.

                                     # # #


Investor Contact:
----------------
Marlene S. Dooner, Vice President, Investor Relations       (215) 981-7392
William E. Dordelman, Vice President, Finance               (215) 981-7550
Kelley L. Claypool, Manager, Investor Relations             (215) 981-7729

Media Contact:
-------------
The Abernathy MacGregor Group                               (212) 371-5999
Adam Miller, Steve Frankel, Brian Faw


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


   Note: The following notice is included to meet certain legal requirements:

         Subject to future developments, Comcast may file with the Commission
(i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

         Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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